CrowdFund My Deal
Platform Listing Agreement

As used in this Agreement, the following terms shall have the following meaning:

"**CFMD**" as CrowdFund My Deal LLC

"**Issuer**" as 3 Keys Communities LLC

"**Owner, Officer & Control Person #1**" as Claudia Rowsell

"**Effective Date**" as 24 / 01 / 2025

This Platform Listing Agreement "Agreement" is made and entered into as of "Effective Date" by and between "CFMD" and "Owner, Officer & Control Person #1") and on behalf of an entity to be controlled thereby "Issuer" (each, a "Party," and collectively, the "Parties").

Whereas Issuer seeks to complete an offering ("Offering") of the Issuer's securities ("Securities") under section 4(a)(6), Regulation Crowdfunding ("Reg CF"), of the Securities Act of 1933 (the "Securities Act");

Whereas Issuer intends the Offering be facilitated by CFMD through its FINRA-registered funding portal located at https://crowdfundmydeal.com/ including all branches and subdomains thereof (the "Portal").

Now, therefore, in consideration of the mutual promises and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

Definitions. The following terms shall have the meanings ascribed below, and these definitions shall apply for all purposes unless otherwise stated or the context clearly indicates a different meaning:

A. "Affiliate" means an individual, corporation, partnership, or other legal entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a specified entity. Control, as used in this definition, means the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting securities, by contract, or otherwise.

B. "CFMD Commissions" means cash proceeds payable to CFMD of the amount raised by the Issuer from a Successful Offering as further described in **Exhibit A**.

C. "Closing Date" means the deadline by which the Issuer must raise the Target Offering Amount or withdraw the Offering.

D. "Escrow Account" means the account established by the Escrow Agent at the direction of CFMD.

E. "Escrow Agent" means a neutral third-party entity approved by the SEC and FINRA to hold proceeds on behalf of Investors.

F. "Escrow Fees" means the amount paid by the Issuer to CFMD to reimburse CFMD for the cost to open and facilitate such Escrow Account as governed by each relevant tri-party escrow agreement by and between CFMD, the Issuer, and the Escrow Agent.

G. "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

H. "Extended Closing Date" means an amended Closing Date resulting from a decision by the Issuer to materially change the terms of the Offering by extending the Closing Date, which may occur one or more times with CFMD's consent. The Extended Closing Date will supersede the Closing Date for the purpose of this Agreement.

I. "FINRA" means the Financial Industry Regulatory Authority.

J. "Investor" means any Person who accesses materials related to the Issuer's Offering, regardless of whether they make an investment commitment in the Offering.

K. "Issuer Information" means information related to the Issuer and/or the Offering as provided by Issuer on the Portal and Form C.

L. "Material" means information that a reasonable Investor would consider important in deciding whether to purchase the Securities.

M. "Offering Fees" means all fees incurred by CFMD on behalf of the Issuer, a five dollar ($5.00) per Investor processing fee charged to CFMD, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

N. "Person" means any individual, partnership, corporation, trust, limited liability company, or other entity.

O. "Proceeds" means cash and other consideration contributed by Investors subscribing to the Offering.

P. "Securities Act" means the Securities Act of 1933, as amended.

Q. "SEC" means the U.S. Securities and Exchange Commission.

R. "Successful Closing" means the completion of a Successful Offering and the disbursement of all Proceeds to the Parties.

S. "Successful Offering" means an offering that satisfies the requirements of Reg CF and the conditions set by the Issuer such as raising the Target Offering Amount by the Closing Date.

T. "Target Offering Amount" means the threshold amount the Issuer must raise in order to complete its Offering.

U. "Termination" means termination of this Agreement pursuant to Section 25.

V. "Transfer Agent" means an agent registered under section 17A of the Exchange Act appointed to track the initial ownership and subsequent changes in ownership of the Securities of the Issuer.

Term. This Agreement shall commence on the Effective Date and shall end upon the earlier of (i) a Successful Closing or (ii) Termination by either Party pursuant to Section 25.

Service Fee. Beginning upon execution of this Agreement, Issuer shall pay CFMD an initial first month onboarding fee and monthly technology service fees each as set forth in Exhibit A.

Regardless of whether the Agreement has been terminated, and notwithstanding anything to the contrary in this Agreement, Issuer shall be responsible for paying up-front the Service Fee for a minimum of six (6) months (the "Minimum Service Fee").

The Service Fee is non-refundable and earned on receipt even if this Agreement is terminated and regardless of whether the Issuer ultimately conducts an Offering on the Portal (including if, after conducting due diligence, CFMD rejects the Issuer as ineligible to conduct a Reg CF offering) and whether the Issuer's offering is ultimately successful.

Issuer agrees that is solely responsible for all costs and commissions associated with the Offering unless expressly waived, in writing, by an authorized executive representative of CFMD.

Funding Portal Status; Onboarding; Due Diligence. CFMD shall maintain its status as a Funding Portal (as such term is defined in section 3(a)(80) of the Exchange Act) registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA") and shall inform Issuer if this status changes before or during the Offering.

Issuer understands and acknowledges that CFMD, as a FINRA-registered Funding Portal, has an obligation (pursuant to Rule 301(c) of Regulation Crowdfunding) to deny access to its platform when (and to promptly remove from its platform if it later learns or determines that) (a) any Issuer or affiliated Person is disqualified under Reg CF Rule 503 or (b) it has a reasonable basis for believing that Issuer or the Offering presents the potential for fraud or otherwise raises concerns about Investor protection.

Issuer agrees to comply with any and all requests for information from CFMD to help CFMD meet these or any other regulatory obligations.

The following Persons (whether natural or entity), will (i) provide copies of their government-issued identification cards or certificates of good standing (as applicable) and (ii) consent to background checks conducted by CFMD and/or third party vendors:

> (A) Persons who are the beneficial owners of twenty-percent (20%) or more of Issuer, personally or through a controlled entity, ("Owners");
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> (B) duly appointed officers of Issuer ("Officers"); and
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> (C) duly appointed managers and directors of Issuer ("Directors," collectively with Owners and Officers, "Covered Persons").

Issuer consents to any such Covered Persons being searched through CFMD's background check provider.

Issuer understands and agrees that any Covered Person's failure to pass the background check, as determined by CFMD or the Escrow Agent respectively in their absolute discretion, will result in the Termination of this Agreement.

CFMD reserves the right to extend the provisions of this Section to other Persons (making each such Person a Covered Person), at CFMD's sole discretion, whom CFMD deems relevant to ensuring compliance with Reg CF Rule 301, and such Persons' compliance with this provision is explicitly required to meet its terms.

Rights and Responsibilities of CFMD. Issuer agrees that it must meet all suitability requirements under Reg CF and CFMD's internal policies, as dictated by CFMD's confidential and proprietary internal written supervisory procedures, published policies on the Portal, and other applicable regulations (collectively, the "CFMD Policies"), in order to complete a Successful Offering. CFMD reserves the right to accept, reject, or withdraw any Offering or any investment commitment made by an Investor if CFMD, in its sole discretion, determines such action (a) is in the best interests of the general public or of one or more Investors, (b) is required by applicable law or CFMD Policies, or (c) is reasonably appropriate to protect CFMD's reputation.

CFMD, in consultation with the Escrow Agent, reserves the right to accept or reject any method of payment for Securities in the Offering.

Issuer agrees that, regardless of the success or failure of the Offering, Issuer will use commercially reasonable efforts to assist CFMD in meeting any obligations related to the Offering and this Agreement under applicable law. Further, CFMD reserves the right to reject any request for collaboration with a third-party agent engaged by Issuer if CFMD deems, in its sole discretion, that it is in the best interest of the Portal or Investors to do so.

Agency. Issuer hereby appoints CFMD, and its Associated Persons, as defined in FINRA Rule 1011, as its agent, to act for Issuer and in Issuer's name, place and stead, with full power of substitution, and for its use and benefit, to prepare, and to sign, acknowledge, swear to, deliver, file or record, at the appropriate offices, regulatory agencies or other bodies, any and all documents, forms, certificates, and instruments as may be deemed necessary or desirable by CFMD to carry out fully the provisions of this Agreement and Reg CF in accordance with their terms, which agency shall survive the dissolution of Issuer.

This appointment shall be irrevocable. CFMD disclaims, and Issuer agrees that CFMD shall not incur any liability or be deemed a fiduciary as a result of such appointment and any actions arising therefrom.

Limited Exclusivity. From the Effective Date until the earlier (i) of the close of a Successful Offering or (ii) the Termination of this Agreement and the payment of the Minimum Service Fee and all Offering Fees due to CFMD, Issuer agrees to not enter into any agreement to offer or sell the Securities, or other securities of Issuer or any Affiliate of Issuer, on a funding-portal or through a broker-dealer conducting transactions under section 4(a)(6) of the Securities Act.

Obligations of the Issuer. Issuer is solely responsible for the completeness and accuracy of the information about its business and the Offering as (i) provided to CFMD while preparing for the Offering, (ii) submitted to the U.S. Securities and Exchange Commission ("SEC") on Form C

("Form C"), and (iii) presented to the public through the Portal or other mediums of communication.

Issuers shall exercise commercially reasonable efforts to conduct the Offering on the Portal, including meeting all necessary legal, accounting, and securities filing requirements to do so, as reasonably determined by CFMD.
Issuer agrees and acknowledges that it will provide information related to itself and the Offering ("Issuer Information") through both the Portal and Form C filed with the SEC (to be displayed on the Portal).

Issuer agrees that Issuer Information will not contain any Material misstatements or omissions, and that Issuer will immediately correct any errors it identifies in previously provided Issuer Information by providing written Notice to the Portal. Issuer agrees that at all times during the Offering, Issuer, with the guidance of such Issuer's independent counsel, will take affirmative steps to make timely updates to the Form C should any Material Issuer Information provided to CFMD or on Form C prove untrue or in need of qualification or correction.

 If Issuer has "tested-the-waters" pursuant to Securities Act Rule 241 or Reg CF Rule 206, independently or through the Portal, within thirty (30) days prior to the Effective Date of this Agreement, such communications shall be considered Issuer Information for the purpose of this Agreement to the extent such communications were made in writing. CFMD will have sole discretion as to how the Securities and Issuer are classified on the Portal.

Setting Offering Terms. Issuer understands that it is responsible for setting all material terms of the Offering, including but not limited to, the forms of consideration to be accepted, the Target Offering Amount, which Issuer must reach by the Closing Date, the Maximum Offering Amount, the jurisdictions in which the Offering will solicit and accept investment commitments, and the terms of the securities issued during the Offering, as disclosed on Form C filed with the SEC in consultation with CFMD.

Portal Access; Intellectual Property. Issuer agrees that it has limited permissions to use or access the Portal pursuant to the services provided under this Agreement, and that Issuer does not have the right to access the Portal for reasons unrelated to the Offering nor the right to use any of CFMD's trademarks, trade-dress, copyrighted material, or other intellectual property without CFMD's written consent, which may be withheld in CFMD's sole discretion. Issuer may not state the Offering constitutes an endorsement by and/or partnership with CFMD under any circumstances.

Issuer agrees to grant Portal a nonexclusive, non-transferable, royalty-free, worldwide license to use Issuer's logos, trademarks, or other intellectual property as provided by Issuer in connection with the Offering and to communicate truthful descriptions of the Offering in connection with advertising for CFMD.

State Regulatory Compliance. Issuer is solely responsible for determining whether there are any necessary state regulatory filings to be made in connection with its offering and, if applicable, making such filings in a timely manner.

Advertising Compliance. Issuer agrees that each and every one of its Covered Persons, employees, related Persons, and agents will follow all rules related to advertising the Offering, as provided by the SEC, FINRA, and in any guidance provided by or on the Portal.

Portal Comments. Issuer agrees to make commercially reasonable efforts to respond to comments left for Issuer on the Portal in a timely manner (for the avoidance of doubt, such responses shall be Issuer Information for purposes of this Agreement and must be accurate and complete in all Material respects).

Issuer agrees that CFMD will be the sole adjudicator of any comments left on the Offering-page that may be considered (I) spam, (II) fraudulent, or (III) disruptive to the Offering, such adjudication to be carried out pursuant to the CFMD Policies.

Oversubscription. Issuer agrees that it will follow the procedure laid out in Issuer's most recently filed Form C when determining which Investors will receive an allocation in the Offering in the event the Offering is oversubscribed. Issuer agrees that any Investor that fails to (a) verify their identity, (b) confirm their contact information or (c) fund their investment commitment, when prompted, for fifteen (15) calendar days or more will have their investment commitment rejected pursuant to the CFMD Policies. Issuer understands that an Offering must be open and accepting investment commitments for a minimum of twenty-one (21) calendar days pursuant to Reg CF Rule 304. If Issuer ends the Offering early, pursuant to Reg CF Rule 304(b), that earlier closing date shall supersede the Closing Date.

Payment and Escrow Services. Issuer agrees to (i) use the qualified Escrow Agent selected by CFMD, by entering into an escrow services agreement; (ii) pay the Escrow Fees; (iii) establish an Escrow Account with such Escrow Agent, and such Escrow Account shall be the sole means of collecting monies contributed by Investors subscribing to the Offering ("Proceeds"), and (iv) and enter into any other payment servicing agreements necessary to facilitate the Offering as mutually agreed to by the Parties. Issuer acknowledges and agrees that CFMD and its Affiliates make no representations and cannot provide guarantees regarding the performance of the Escrow Agent

Offering Outcome and Financial Obligations. Upon a Successful Offering, Issuers will promptly satisfy, out of the Proceeds held in the Escrow Account, (a) the CFMD Commissions and (a) Offering Fees due to CFMD. In the event Issuer is unable to meet the conditions for a Successful Offering, for whatever reason, including CFMD exercising its Termination rights under this Agreement, in which case the Offering shall be withdrawn ("Withdrawn Offering"), or the Offering's expiration without meeting the Target Offering Amount ("Unsuccessful Offering"), Issuer agrees to promptly pay the Minimum Service Fee and all applicable Offering Fees, but shall not be liable to pay the CFMD Commission. Issuer acknowledges and agrees that, in conformance with Reg CF, CFMD is solely authorized and solely responsible for providing instructions to the Escrow Agent for the distribution of Proceeds held in the Escrow Account (including with respect to any fees payable from the Proceeds).

Distribution of Proceeds. In the event of a Successful Offering, CFMD will use commercially reasonable efforts to direct the Escrow Agent to send Issuer all Proceeds due to it in a timely manner, less the amounts due to CFMD. CFMD will use commercially reasonable efforts to provide Issuer a list of Investors and a full accounting of the Successful Offering within ninety (90) calendar days of the Closing Date or Extended Closing Date. In the event the Escrow Agent causes any delay in CFMD's aforementioned duties under this Section, Issuer will have no recourse against CFMD.

Transfer Agent. Issuer agrees that upon a Successful Closing, Issuer will (A) engage a Transfer Agent for all securities issued by Issuer, and retain the same for at least one (1) calendar year (B) provide evidence to CFMD that Issuer already retains a Transfer Agent, or (C) provide evidence to CFMD that Issuer or their counsel have means to properly track the Securities sold and are otherwise exempt from the requirement to retain a Transfer Agent.

Issuer further agrees that CFMD, in its sole discretion, may withhold Investors' personal identifying information from Issuer. Issuer agrees to restrict transfer of the Securities, and any Securities derived from such Securities, in accordance with applicable state, federal, and foreign law including Reg CF Rule 501 (methods to restrict improper transfer may include the application of legends, instructions to any relevant Transfer Agent, technological restrictions on transfers, and other means). CFMD makes no representations or warranties with regard to any Transfer Agent.

Post-Offering Obligations. Once a Successful Offering is concluded and the Securities have been issued, CFMD shall have no obligation or liability with respect to the management, disposal, or any other aspect of the Securities. Issuer agrees that upon a Successful Closing: (a) Issuer will make timely Form C-AR filings pursuant to Reg CF, (b) post quarterly updates to their Offering page on the Portal for at least one (1) calendar year, and (c) will continue to provide bi-annual updates thereafter (either by posting or by direct communication to the Securities holders, as Issuer may determine) until the term of the Securities issued by Issuer in the Offering expires or Issuer dissolves.

Unsuccessful Offering Fees. Within fifteen (15) calendar days of a Withdrawn Offering or an Unsuccessful Offering, CFMD will use commercially reasonable efforts to provide Issuer with an accounting of all Escrow Agent Fees, the Minimum Service Fee, and all Offering Fees due CFMD, which shall be payable by Issuer within seven (7) calendar days upon receipt of such accounting (together "Unsuccessful Offering Fees"). Issuer agrees that upon a Withdrawn Offering or an Unsuccessful Offering, the Unsuccessful Offering Fees shall be considered an advance by CFMD to Issuer.

Representations and Warranties. The parties represent and warrant as follows:
- A. Issuer represents that it is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Reg CF, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. In the event Issuer wishes to avail itself of Reg CF Rule 201(b) and has previously sold securities in reliance on section 4(a)(6) of the Securities Act, Issuer represents it has complied with the requirements in section 4A(b) of the Securities Act and the related requirements of Reg CF.

- B. Issuer represents that by entering into this Agreement it is not breaching any agreement with any third party or their beneficiary.

- C. Issuer further represents that it has been and will be wholly truthful, in all respects, to CFMD and any of CFMD's agents in their interactions, including, without limitations, written and oral communications and documentation relating to Issuer including, without limitation, communications and documentation related to the Portal's due diligence process.

- D. Each Party represents that it is duly incorporated, formed, or organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, formation, or organization.

- E. Each Party represents and warrants to the other that the execution and delivery of the Agreement and the performance of such Party's obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium, or other similar laws affecting the rights of creditors generally and the application of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Limitation of Liability; Indemnification. In the event that CFMD or any of its Affiliates becomes involved in any capacity in any action, proceeding, or investigation brought by or against any Person, including equity holders of Issuer, in connection with or as a result of the engagement pursuant to this Agreement, Issuer upon request by CFMD will reimburse CFMD, their respective officers, directors and associated Persons (the "CFMD Parties") for their reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith; provided, however, that if it is found in any such action, proceeding or investigation that any loss, claim, damage, liability or expense (each a "Loss") of a CFMD Party has resulted from the willful misconduct or gross negligence of such CFMD Party in performing the services that are subject to this Agreement, such CFMD Party will immediately repay such portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of such CFMD Party.

Issuer will defend, indemnify and hold the CFMD Parties or another Person entitled to indemnification under this Section 22 (an "Indemnified Party"), and their respective permitted assigns if assigned pursuant to this Agreement, harmless against any and all Losses to any Person, in connection with or as a result of the engagement pursuant to this Agreement and without regard to the exclusive or contributory negligence of any CFMD Party, except to the extent that any such Loss results from the willful misconduct or gross negligence of a CFMD Party in performing the services that are the subject of this Agreement.

If for any reason the foregoing indemnification is unavailable to the CFMD Parties or insufficient to hold them harmless, then Issuer will contribute to the amount paid or payable by the CFMD Parties as a result of such Loss in such proportion as is appropriate to reflect the relative economic interest of Issuer and its equity holders, on the one hand, and the CFMD Parties, on the other hand, in the matters contemplated by this Agreement as well as the relative fault of Issuer and the CFMD Parties with respect to such Loss and any other relevant equitable considerations.

Issuer also agrees that neither the CFMD Parties nor any of their respective Affiliates, partners, directors, agents, employees, or controlling Persons will have any liability based on its or their exclusive or contributory negligence or otherwise to Issuer or any Person asserting claims on behalf of or in right of Issuer in connection with or as a result of any matter referred to in this Agreement or the engagement contemplated thereby except to the extent that a court of competent jurisdiction determines in a final, non-appealable verdict that any Losses or expenses incurred by Issuer result from the willful misconduct or gross negligence of an Indemnified Party in performing the services that are subject of this Agreement.

The reimbursement, indemnity, and contribution obligations of Issuer under this Section 22 will be in addition to any liability that Issuer may otherwise have, will extend upon the same terms and conditions to any Affiliate of the CFMD Parties and the partners, directors, agents, employees and controlling Persons (if any), as the case may be, of the CFMD Parties and any such Affiliate, and will be binding upon and inure to the benefit of any successors, permitted assigns, heirs and personal representatives of Issuer, the CFMD Parties, and any such Affiliate of any such Person.

Promptly after receipt by an Indemnified Party of Notice of the occurrence of any claim or the commencement of any action or proceeding brought by a third party in respect of which indemnity may be sought against Issuer, such Indemnified Party will notify Issuer in writing of the occurrence or commencement thereof, and Issuer shall immediately assume the full defense thereof (including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and expenses of such counsel).

Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such circumstance if (a) the Indemnified Party is advised by counsel that a conflict of interest exists which makes representation by counsel chosen by Issuer not advisable, (b) Issuer fails to assume such defense in a timely manner or (c) Issuer has consented to the use of separate counsel.

In such event, the reasonable fees and disbursements of such counsel retained by the Indemnified Party will be paid by Issuer. Issuer shall not, without the prior written consent of CFMD, which may be withheld in CFMD's sole and absolute discretion, effect any settlement of any pending or threatened action, suit or proceeding in respect of which an Indemnified Party is or could have been a party and indemnity has or could have been sought hereunder by such Indemnified Party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding, (ii) does not include any admission of wrongdoing, fault, failure to act or improper activity of any kind of either CFMD Party or such Indemnified Party, and (iii) omits any equitable order, judgment, or term that affects, restrains, or interferes with the Indemnified Party's business.

The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation as to any facts or circumstances pertaining to Issuer by or on behalf of any Indemnified Party. Issuer further agrees that the indemnification and expense advance and reimbursement obligations set forth herein shall apply whether or not CFMD or any other Indemnified Party is a formal party to a proceeding or claim.

Disclaimer; Limitation of Liability. While CFMD will endeavor to ensure the Portal is fully functional and accessible to all Investors at all times, CFMD relies on third-party service providers and does not assure, represent, or warrant to the quality of service, continuity of service, or "up-time" of the Portal.

NEITHER CFMD NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS MAKE ANY REPRESENTATION OR WARRANTY REGARDING RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, AVAILABILITY, OR COMPLETENESS OF THE SERVICES THEREON THE PLATFORM OR PROVIDED THEREBY. CFMD AND ITS LICENSORS DO NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE PORTAL WILL BE TIMELY, UNINTERRUPTED, ERROR-FREE, OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA, (B) THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (C) ANY STORED DATA WILL BE ACCESSIBLE OR RELIABLE, (D) THE QUALITY OF ANY SERVICES, INFORMATION, OR OTHER MATERIAL THROUGH THE PORTAL WILL MEET THE ISSUER'S OR INVESTORS' REQUIREMENTS OR EXPECTATIONS, (E) ERRORS OR DEFECTS WILL BE CORRECTED, OR (F) THE PORTAL OR THE SERVER(S) THAT MAKE THE PORTAL AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE PORTAL AND ALL CONTENT IS PROVIDED TO YOU STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. CFMD IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS.

In no event shall CFMD OR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS be liable for any indirect, special, consequential or incidental loss or exemplary or other damages related to this agreement, whether direct or indirect.

NEITHER CFMD NOR ITS STAKEHOLDERS, MANAGERS, AFFILIATES, EMPLOYEES, OR LICENSORS shall be liable for, and issuer specifically waives any cause of action related to, (i) loss of data, (ii) loss of income, (iii) loss of opportunity, (iv) lost profits, and (v) costs of recovery or any other damages, however caused and based on any theory of liability, and including, but not limited to, breach of contract, tort (including negligence), statute, or the breach of any term, covenant, representation, warranty or obligation contained herein or otherwise, and whether or not cfmd has been advised of the possibility of such damages. To the fullest extent permitted by applicable law, the cfmd parties' liability to issuer or any third party shall be limited to cfmd's commissions.

Default. Breach of this Agreement by either Party ("Default") shall entitle the other Party to give to the Party in default Notice specifying the nature of the Default and requiring it to cure such Default. If such Default is not cured within five (5) days after the receipt of such Notice (or, if such Default cannot be cured within such five (5) day period), the notifying Party shall be entitled, without prejudice to any other rights conferred on it by this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by giving written Notice to take effect immediately after such Notice. The right of either Party to terminate this Agreement shall not be affected in any way by its waiver or failure to take action with respect to any previous Default.

Termination. This Agreement may be terminated in any of the following ways:

A. CFMD rejects the offering pursuant to the terms herein and provides a Notice of Termination;

B. Issuer, or any of its Covered Persons fails to pass a background check (see Section 4);

C. Issuer provides a Notice of Termination to CFMD before commencing an Offering pursuant to the terms herein;

D. Issuer files Form C-W and expects a Withdrawn Offering;

E. Issuer experiences an Unsuccessful Offering;

F. Either party provides Notice of Termination for uncured Default pursuant to Section 21.

For the avoidance of doubt, if CFMD withdraws from this Agreement while the Offering is accepting investment commitments (or payments for investment commitments if the Closing Date has passed but the Proceeds have not been disbursed), Issuer and its Officers and Directors who were signatories to the Form C agree to immediately file Form C-W withdrawing such Offering. Notwithstanding the foregoing, Termination shall not release Issuer from its obligation to pay Offering Fees, the Minimum Service Fee, or any other outstanding expenses to CFMD. Sections Error! Reference source not found., 6, 10, 18, 19, 22, 23, 27, and 29 shall survive Termination.

Notice. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by e-mail, overnight delivery, or registered or certified mail with return receipt requested. Notice shall be effective: (a) if personally delivered, when delivered; (b) if by e-mail, on the day of transmission thereof; (c) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; and (d) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to CFMD:	CrowdFund My Deal, LLC
	Attn: Corneilous Cannon
	1431 E. McKinney St., Ste. 130
	Denton, TX 76209
	Support@CrowdFundMyDeal.com
If to Issuer:	3 Keys Communities LLC
	Claudia Rowsell
	7561 Corvina Ave
	Las Vegas, NV 89113
	claudiarowsell@gmail.com

Confidentiality. The Parties hereby agree that during the term, the contents of this Agreement, all communications resulting from it, all documents exchanged between the Parties (excluding those publicly filed the SEC or otherwise made public in connection with the Offering), and any data regarding Investors who participated in the Offering are strictly confidential and that Issuer shall not disclose its contents to any third party (except to Issuer's employees, accountants, attorneys, or other agents who are subject to the duty of confidentiality with respect to such information) without written consent of CFMD, provided that Issuer shall be free to disclose the fees due and payable in connection with the Offering to its Investors therein.

Each Party further agrees as to itself that it is solely responsible for ensuring that all of its employees, independent contractors, vendors, and associates are informed of and maintain this confidentiality provision.

Notwithstanding the foregoing provisions, a Party may disclose such information if it is legally required by any government or judicial authority, but, if possible, shall first provide Notice to the non-disclosing Party so that such Party has the opportunity to seek a protective order.

Governing Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of the United States and the State of Texas, without regard to its conflict of laws rules.

Dispute Resolution. If a dispute arises out of or relates to this agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by confidential mediation administered by the American Arbitration Association under its Commercial Mediation Procedures, and after no fewer than three (3) failed mediations, may resort to confidential arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules unless such rules are superseded by the rules of FINRA dispute resolution. There shall be one (1) arbitrator. The place of arbitration shall be Denton County, Texas. The Parties each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waive any right they may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the Parties, the prevailing Party shall be entitled to recover damages plus reasonable costs and attorney's fees, and the decision of the arbitrator shall be final, binding, and enforceable in any court of competent jurisdiction.

Relationship of the Parties. Nothing in this Agreement will create any partnership, joint venture, agency, franchise, sales representative, or employment relationship between the parties. No party will have authority to make or accept any offers or representations on behalf of the other Party except as otherwise expressly provided herein this Agreement. This Agreement has been and is made solely for the benefit of Issuer and CFMD and their respective successors and assigns.

Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any Person who is not party to such Agreement. CFMD shall not be considered to be the agent of Issuer for any purpose whatsoever other than as described herein and in other binding written agreements.

CFMD is not granted any right or authority to assume or create any obligation or liability, express or implied, on Issuer's behalf or to bind Issuer in any manner whatsoever other than as described herein. Issuer acknowledges that CFMD has not provided accounting, tax, or legal advice and hereby acknowledges that Issuer has been advised to seek its own advisors with respect to such topics.

Assignment. Neither Party may assign their rights and obligations under this Agreement without the prior written consent of the other Party except that CFMD may unilaterally assign its rights and obligations to a parent or wholly-owned subsidiary provided that such entity maintains its status as a registered funding portal. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the respective Parties.

Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

Cumulative Obligations. Each party's obligations hereunder are in addition to, and not exclusive of, any and all of its other obligations and duties to the other party, whether expressed or implied, in fact or in law.

Non-Waiver. Any failure by either Party to enforce the other Party's strict performance of any provision of this Agreement shall not constitute a waiver of its right to subsequently enforce such provision or any other provision of this Agreement.

Entire Agreement. This Agreement, including the preambles and recitals, which are incorporated by reference as if fully set forth herein, constitutes the entire Agreement between the parties with regard to the subject matter hereof and supersedes any prior understanding or representation of any kind preceding the date this Agreement was entered into.

There are no other promises, conditions, understandings, or other agreements, whether oral or written, relating to the subject matter of this Agreement. Materials posted by CFMD on the Portal shall constitute CFMD Policies, but in no way as an additional representation or warranty of CFMD.

Amendment. Any term of this Agreement may be amended or waived only with the written consent of both Parties, provided that CFMD may unilaterally amend this Agreement pursuant to guidance provided by the SEC, FINRA, or other securities regulators with competent jurisdiction over the Parties. CFMD will provide Issuer with prompt Notice of any such unilateral amendments and a copy of the guidance it was amended pursuant to.

Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

Construction. The title and headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and vice versa.

Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list of more than two items may function as both a conjunction and a disjunction if the context permits. The terms "shall" and "will" are intended as synonymous, interchangeable terms of obligation unless context clearly dictates otherwise. The Parties have had full opportunity to negotiate the terms of this Agreement, and neither Party intends that this Agreement be construed for or against either Party because of that Party's role in drafting this Agreement.

Advice of Counsel. Each Party acknowledges and represents that, in completing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.

Counterpart Execution. This Agreement may be executed electronically, and in any number of counterparts, each of which shall be deemed an original and of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereby acknowledge and agree.

CFMD
Owner, Officer & Control Person #1

Signature: _____

Company: CrowdFund My Deal, LLC,

Name: Corneilous Cannon

Title: Manager

ISSUER
Owner, Officer & Control Person #1

Claudia Rowsell

Signature: _Claudia Rowsell_____

Company: 3 Keys Communities LLC

Name: Claudia Rowsell

Title: Member

ISSUER
Owner, Officer & Control Person #2

Signature: _____

Company: _____

Name: _____

Title: _____

ISSUER
Owner, Officer & Control Person #3

Signature: _____

Company: _____

Name: _____

Title: _____

EXHIBIT A
CROWDFUND MY DEAL FEE SUMMARY

"CFMD Commissions" means cash proceeds payable to CFMD equal to two percent (2%) of the amount raised by the Issuer for each escrow closing disbursing funds.

"Service Fee(s)" include the following:

- Onboarding Fee equal to One Thousand Five Hundred Dollars and Zero Cent ($1,500)

- Onboarding Setup: FBO account setup Five Hundred Dollar ($500)

- Monthly technology service fee of Two Hundred Ninety-Nine Dollars and Zero Cent ($299.00) per month.